UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND REAL ESTATE INCOME TRUST, INC.
(Name of Subject Company)

INLAND REAL ESTATE INCOME TRUST, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

457464105
(CUSIP Number of Class of Securities)

Robert H. Baum
Executive Vice President, General Counsel
and Vice Chairman of
The Inland Real Estate Group, LLC
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Offer”) by Comrit Investments 1, L.P. (“Comrit” or the “Offeror”) to purchase up to 1,850,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $11.18 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on July 29, 2022 (the “Offer to Purchase”).

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 1.   Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland Real Estate Income Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

This Schedule 14D-9 relates to the Company’s Common Stock, $0.001 par value per share. As of August 9, 2022, the Company had 36,149,222 shares of Common Stock outstanding, held by approximately 16,558 stockholders of record.

Item 2.   Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 1,850,000 shares of Common Stock at a price equal to $11.18 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on September 21, 2022.

According to the Offeror’s Schedule TO, the business address for the Offeror is 9 Ahad Ha’am Street, P.O.B. 29161, Tel Aviv, Israel 61291, and the business telephone number is 972-3-519-9936.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 16, 2022 (the “Form 10-K”), as well as Note 12, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part IV, Item 15. Exhibits and Financial Statement Schedules” in the Form 10-K, (ii) “Compensation of Executive Officers,” “Interests of Certain Persons in Matters to be Acted Upon,” “Stock Owned by Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 11, 2021 and (iii) Note 13, Transactions with Related Parties and Note 4, Acquisitions, to the Consolidated Financial Statements contained in “Part I, Item 1. Financial Statements” in the Company’s Quarterly Reports on Form 10-Q for the period ended June 30, 2022, filed with the SEC on August 10, 2022 (the “Quarterly Report”), all of which information is incorporated herein by reference. The Form 10-K and the Proxy Statement were previously made available to all of the stockholders, and the Form 10-K, Proxy Statement and Quarterly Report are available for free on the SEC’s website at www.sec.gov.

Item 4.   The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Company’s board of directors, in consultation with the Company’s business manager, has reviewed the terms of the Offer. Based on its review, the board of directors has unanimously determined that the Offer is not advisable and is not in the best interests of the Company’s stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE OFFER TO PURCHASE.

The Company’s board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. stockholders should consult with their financial or tax advisor when considering the Offer. The board of directors acknowledges that, because the Common Stock is not currently listed on an exchange and there is not otherwise an established public trading market for the Common Stock, stockholders currently have limited alternatives available to sell some of or all their Common Stock. In addition, although the Company has a repurchase program in place through its Fourth Amended and Restated Share Repurchase Program (the “SRP”) the SRP only provides limited liquidity and even if stockholders are able to sell their shares under the SRP, they may not be able to recover the amount of their investment.

(b)	Reasons for the Recommendation.

The reasons the board believes that the Tender Offer is not in the best interests of the Company’s stockholders include the following:

·	The offer price of $11.18 per share is approximately 44% less than the most recent $20.20 estimated per-share net asset value of Common Stock (“Estimated Per-Share NAV”) which the board determined as of December 31, 2021, with the assistance of an independent third-party firm that specializes in providing real estate valuations. Please note that the Estimated Per-Share NAV does not represent the amount a stockholder would receive now or in the future for shares. The Estimated Per-Share NAV is based on a number of assumptions, estimates and data that are inherently imprecise and susceptible to uncertainty and changes in circumstances. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2022 and the Form 8-KA filed with the SEC on March 7, 2022.
·	The Offeror states that “no independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.”
·	The Offeror states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares” it buys from stockholders.
·	The Offeror states that it is “motivated to establish the lowest price which might be acceptable to stockholders consistent with the Offeror’s objectives.”
·	Individual stockholders selling shares pursuant to the Offer will neither be eligible to receive quarterly distributions, to the extent any are declared, nor will any such stockholder have any other rights with respect to the shares that are purchased pursuant to the Offer.
·	The date on which the Offer expires is September 21, 2022. This date may, however, be extended by the Offeror in its sole discretion. In addition, if more than 1,850,000 shares of Common Stock are validly tendered in the Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering stockholders on a pro rata basis.
·	The Offeror expressly reserves the right, in its sole discretion, to amend the terms of the Offer in any respect, which could include by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the Offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law, the Offeror does not necessarily have an obligation to otherwise publish, advertise or communicate the public announcement.

For the above reasons, the board unanimously concluded that the Offer is not in the best interest of stockholders. Accordingly, the board recommends that stockholders NOT tender their shares of Common Stock pursuant to the Offer.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the Offer.

Item 6.   Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as set forth below. The acquisition by Mr. Daniels was made upon the vesting of certain restricted share units converted into shares of Common Stock of the Company. The restricted share units were granted to Mr. Daniels for service as a non-employee director of the Company pursuant to the Company’s Employee and Director Restricted Share Plan.

Name of Person	Transaction Date	Number of Shares	Share Price
Lee A. Daniels	06/21/2022	255	$0

Item 7.   Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.   Additional Information.

Classified Board.

On July 22, 2022, the Company filed Articles Supplementary (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) electing to be subject to Section 3-803 of the Maryland General Corporation Law (“MGCL”). The Articles Supplementary were accepted for record by the SDAT and became effective on the same day. Pursuant to the Articles Supplementary and resolutions unanimously approved by the Company’s board, the Company’s board is now divided into three classes. See the Company’s Current Report on Form 8-K dated July 28, 2022 incorporated by reference herein, for additional details.

Forward-Looking Statements.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. The statements may be identified by terminology such as “may,” “can,” “would,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” “appear,” or “believe.” Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, the uncertainties related to general economic conditions, the effects of the COVID-19 pandemic and measures taken to combat it, competition for our tenants from internet retailers, unforeseen events affecting the commercial real estate industry, retail real estate, or particular markets, and other factors detailed under Risk Factors in our most recent Annual Report on Form 10-K as of December 31, 2021 filed on March 16, 2022 and subsequent Form 10-Qs on file with the SEC. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be considered to be forward-looking statements under federal and securities laws and applicable case-law. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s most recent annual report on Form 10-K and subsequent quarterly reports and current reports filed by the Company with the SEC.

The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.   Exhibits.

Exhibit	Description
(a)(1)	Letter to stockholders*
(a)(2)	Email to Financial Advisors with Frequently Asked Questions*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 16, 2022**
(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 11, 2021, as amended**
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed with the SEC on August 10, 2022**

*        Filed herewith

**	Those sections of the Form 10-K, Proxy Statement and Quarterly Report specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2022

By: /s/ Mitchell A. Sabshon

Name: Mitchell A. Sabshon

Title: President and Chief Executive Officer